

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549


RECEIVED
JUL 25 2003

Madrid, June 2003

Re: TelePizza, S.A. (FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANTE TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934


RECEIVED
JUL 24 2003
SECTION

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securiies and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file or become required to file with the Comisión Nacional de Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1. - The Company submits information regarding the Audit and Compliance Committee, filed with the C.N.M.V. dated on 02/20/03.

EXHIBIT 2.- TelePizza submits a copy of the information regarding 2003 first quarter results, filed with the C.N.M.V. dated on 05/14/03

EXHIBIT 3.- TelePizza submits a copy of the presentation regarding 2003 first quarter results, filed with the C.N.M.V. dated on 05/14/03.

EXHIBIT 4.- TelePizza submits information regarding the acquisition of a participation in its subsidiary Telepizza Chile, S.A., filed with the C.N.M.V. dated on 05/19/03.

EXHIBIT 5.- TelePizza submits information regarding the decision to summon a General Shareholder's Meeting on 23th and 24th of June, at a first and second hearing respectively, filed with the C.N.M.V. dated on 06/06/03.

EXHIBIT 6.- TelePizza submits information regarding the agreements approved at the general Shareholders Meeting, filed with the C.N.M.V. dated on 06/25/03.

EXHIBIT 7.- TelePizza submits information regarding the presentation, filed with the C.N.M.V. dated on 06/25/03

If you have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

Outstanding facts and other information

Checks made through the Databases
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Outstanding facts and other information

TELE PIZZA, S.A.

Date: 02/20/03 **Relevant Information 39957**

The Company submits information regarding the Audit and Compliance Committee.

Madrid, February 17th 2003

With regard to your letter dated on January 27th 2003 requesting information about Law on the Reform of Financial System, please find attached the following details:

The Audit and Compliance Committee (before it was the Audit Committee) was created in Telepizza S.A. at the meeting of Board of Directors held on October 15th 1996. Later the General Shareholders Meeting held on April 26th 2000 approved the functionary of said Committee included in the Articles of Association in the article 33:

"2.- Audit and Compliance Committee; The Chairman of said committee will be appointed by the Board of Directors and the Secretary position will be held by the Secretary of the Board of Directors. Their main functions are detailed below:

- Quarterly follow-up of the accounting information of the company and observation on the accounting information internal control system.
- Review of the company accounts, ensuring that the accounting principles are complied with and applied.
- Revision of the pamphlets for distributing the periodic financial information that the Board of Directors has to supply.
- Ensure the independence of the external auditor and propose the appointment and dismissal of Auditors.
- Examination of compliance with the Internal Regulations on Conduct in the Stock Markets and the rules on corporate governance of the company in general, revising the results and presenting any proposal for reform to the Board.
- Control of methods and procedures.

The Meeting of the Committee will take place when it is considered to be necessary, at least four times a year.

The member's of the Auditing and Compliance Committee are:

- Mr.Guillermo de la Dehesa Romero (Chairman)
- Mr. Aldo Olcese Santoja (rep.core shareholders)
- Mr.Alfonso Martínez de Irujo Fitz James Stuart (member)
- Mr.Alberto Horcajo Aguirre (rep.core shareholders)
- Mr.Javier Gaspar Pardo Andrade (secretary)

We emphasize that any member of this Committee is an Executive Director.

Mr. Javier Gaspar Pardo de Andrade

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TELE PIZZA, S.A.

Date: 05/14/2003 **Outstanding fact number: 41965**

The company submits information regarding the 2003 first quarter results.

TELE PIZZA, S.A.
Secretary of the Board of Directors

GENERAL

QUARTERLY INFORMATION REGARDING:

QUARTER **First** YEAR **2003**

Corporate name:
Tele Pizza, S.A.

Registered offices:
C/ ISLA GRACIOSA, 7 SAN SEBASTIAN DE LOS REYES (MADRID)

Fiscal ID No.
A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:

D. Fernando Zapater
CHIEF EXECUTIVE OFFICER

Signature:

A) QUARTERLY SAMPLE OF PROFIT AND LOSS

Uds.: Euro thousand

		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
TURNOVER (1)	0800	46.340	45.727	70.179	72.198
PROFIT BEFORE TAX	1040	-1.899	-1.294	1.715	3.481
PROFIT FOR THE YEAR	1044	-1.234	-650	439	2.273
Profit allocated to minority interests	2050			-104	-138
PROFIT ALLOCATED TO THE PARENT COMPANY	2060			335	2.135
SHAREHOLDERS' EQUITY	0500	6.708	6.708		
AVERAGE No. OF EMPLOYEES	3000	3.165	2.974	7.583	7.323

B) BUSINESS DEVELOPMENT
(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

TelePizza Group has obtained in the first Quarter of 2003 an EBITDA (Earnings before interests, taxes and amortization) in the amount of 11.73 million euros, which means a decrease of 6.3% with respect to the 12.52 million euros reached in the same period of 2002.

Due to the seasonal sales, these amounts refering to the first quarter of the year have a negative effect because of the Easter Holidays which fell in April this year, just after the end of the first quarter, in comparison with last year, when it was celebrated in March.

The system sales in Spain, including the revenues from the company-owned stores and franchised stores, increased by 4.4 per cent in the first quarter of 2003 with respect to the same period last year, reaching the amount of 81.25 million euros.

Turnover amount increased to 74.11 million euros, representing a reduction of 2 per cent in respect to the 75.59 million euros obtained between January and March 2002.

In the international area, system sales in Portugal, Poland and Chile have increased by 4.5% with respect to the same period in 2002, reaching 17.10 million euros. This increase includes the depreciation efects on the Polish and Chilean currencies in respect of the euro, without which system sales in the international area would have increased by 12.7 per cent.

Ordinary result has increased by 3.1 per cent in respect to the same period last year, reaching 5.31 million euros, it was favoured by reduced financial expenses.

The company registred a negative extraordinary result of 3.60 million euros, mainly due to the investment provision in Mexico outlets.

Finally, net profit in the first quarter of 2003 amounted to 0.34 million euros, which compares to the 2.14 million euros reported in the same period of 2002, due to these extraordinary results.

Telepizza has continued with its outlet franchising policy, both in the national and international areas of the Company.

By the end of the first quarter of 2003, Telepizza had 486 franchised stores and 374 company-owned stores, this means that Telepizza now manages directly 43.5 per cent of the Group's outlets.

Due to the industrial and logistic Master Plan, Telepizza has centered all its productive operations in its new instalation situated in Daganzo (Madrid) which has a surface space of 14000m2.

During the first quarter , the company continued to show its innovation capacity with the launch of the promotion "Pizzas del Mundo", a new promotion concept that consists in the launching of a new pizza collection.

Telepizza concluded the first quarter 2003 with 860 outlets, of which 538 are based in Spain and 322 in the international area.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year closed as of 31 December 2002 have been applied hereto, the same complying with the rules in force.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	-	-	-
2. Preferred Stock	3110	-	-	-
3. Shares with no voting rights	3120	-	-	-

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		X
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250		X
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

F) EXPLANATORY ANNEXE FOR SIGNIFICANT FACTS

As of the 20th of February 2003, The Company submits information regarding the Audit Committee

As of the 1st of February 2002, The Company submits a copy of the information regarding 2002 second half results. The company obtained a consolidated net profit of 5.41 million euros, which means an increase of 5.5% with respect to the 5.13 million euros reported in 2001.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

INSTRUCTIONS FOR FILLING IN THE QUARTERLY SAMPLE OF PROFIT AND LOSS

(GENERAL INFORMATION)

-.Except as otherwise provided for, the requested figures shall be expressed in million euros, with no decimals, and the same being rounded off.

-.Negative amounts shall bear a minus sign (-) in front of the relevant number.

-.Except as otherwise provided for, each datum expressed with figures shall be given together with the datum for the previous fiscal year.

-. **Definitions:**

(1) The net turnover amount shall include the amounts for the sale of products and for the rendering of services related to the ordinary businesses of the company, less any allowances or other deductions on sales, as well as the value added tax and other taxes directly related with the said turnover amount.

Igor Albiol
Controller Director

Outstanding facts and other information


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SECTION

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Outstanding facts and other information

TELE PIZZA, S.A.

Date: 05/14/03 **Other Information 14367**

The Company submits a copy of the presentation regarding 2003 first quarter results.

TELEPIZZA®

2003 First Quarter Results

May 2003

Chain Sales

	1 Quarter 2003	1 Quarter 2002	Δ %
Spain	**81.25**	**77.79**	**4.4%**
Portugal	9.03	8.08	11.8%
Poland *	5.77	5.85	-1.4%
Chile **	2.31	2.45	-5.8%
International Subtotal	**17.10**	**16.38**	**4.5%**
Subtotal Sales	**98.35**	**94.17**	**4.4%**
Franchise Countries			
Mexico	1.16	1.23	-5.2%
France	1.50	1.22	22.5%
Subtotal	**2.66**	**2.45**	**8.6%**
TOTAL SALES	**101.01**	**96.61**	**4.5%**

* Poland: Growth in local currency: +14.4%

** Chile: Growth in local currency:+11.8%

Millions of euros -

TELEPIZZA®

Profit and Loss Account

	1Q 2003	%	1Q 2002	%	Δ %
Turnover	70.18	100.0%	72.20	100.0%	-2.8%
Other operating income	3.93	5.6%	3.39	4.7%	15.9%
Total Operating Income	**74.11**	105.6%	**75.59**	104.7%	**-2.0%**
Cost of goods sold	**-20.15**	-28.7%	**-21.70**	-30.1%	-7.2%
Gross Margin	**53.96**	76.9%	**53.89**	74.6%	**0.1%**
Personnel Cost	-23.20	-33.1%	-22.88	-31.7%	1.4%
Other Operating expenses	-19.02	-27.1%	-18.49	-25.6%	2.9%
EBITDA	**11.73**	16.7%	**12.52**	17.3%	**-6.3%**

Millions of euros

TELEPIZZA®

EBITDA Trend


15.00
10.00
5.00
0.00
12.52
11.73
1Q 02
1Q 03


15.00
10.00
5.00
0.00
13.01
11.73
4Q 02
1Q 03

Millions of euros

TELEPIZZA®

Profit and Loss Account

	1Q 2003	%	1Q 2002	%	Δ %
EBITDA	**11.73**	**16.7%**	**12.52**	**17.3%**	**-6.3%**
Depreciation and amortization	-4.86	-6.9%	-5.31	-7.4%	-8.4%
EBIT	**6.87**	9.8%	**7.21**	10.0%	**-4.7%**
Financial Result	**-1.19**	**-1.7%**	**-1.44**	**-2.0%**	**-17.8%**
Share in results from comp. conso. under the equity method	0.00	0.0%	-0.24	-0.3%	---
Negative consolidation difference reverted	0.00	---	0.00	---	---
Amortization of consolidated goodwill	-0.38	-0.5%	-0.37	-0.5%	0.8%
ORDINARY PROFIT	**5.31**	**7.6%**	**5.15**	**7.1%**	**3.1%**
Extraordinary result	**-3.60**	**-5.1%**	**-1.67**	**-2.3%**	**115.1%**
CONSOLIDATED PROFIT BEFORE TAXES	**1.72**	**2.4%**	**3.48**	**4.8%**	**-50.7%**
Income Tax	-1.28	-1.8%	-1.21	-1.7%	5.6%
CONSOLIDATED NET PROFIT	**0.44**	**0.6%**	**2.27**	**3.1%**	**-80.7%**
Profit allocated to minority interests	-0.10	-0.1%	-0.14	-0.2%	-24.6%
PROFIT ALLOCATED TO THE PARENT COMPANY	**0.34**	**0.5%**	**2.14**	**3.0%**	**-84.3%**

Millions of euros

TELEPIZZA®

Store Situation

	Mar-03	Dec-02
SPAIN	538	538
INTERNATIONAL	322	320
Portugal	58	56
Poland	79	77
Chile	28	28
SUBTOTAL	165	161
Mexico	129	129
France	28	30
SUBTOTAL	157	159
TOTAL	860	858

TelePizza®

Store Situation

	Mar-03		Dic-02	
SPAIN	**538**		**538**	
Company-owned stores	241	44.8%	242	45.0%
Franchised stores	297	55.2%	296	55.0%
INTERNATIONAL	**322**		**320**	
Company-owned stores	133	41.3%	135	42.2%
Franchised stores	189	58.7%	185	57.8%
TOTAL	**860**		**858**	
Company-owned stores	374	43.5%	377	43.9%
Franchised stores	486	56.5%	481	56.1%

TelePizza®

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PROCESSING
RECEIVED
JUL 2 4 2003
187
SECTION

TELE PIZZA, S.A.

Date: 05/19/2003 **Outstanding fact number: 42080**

The company submits information regarding the purchase of a participation in its subsidiary Telepizza Chile.

TELE PIZZA, S.A.
Secretary of the Board of Directors

TELE PIZZA, S.A.

Secretary's office of the Board of Directors

Spanish Stock Exchange Commission
Paseo de la Castellana, 19
28046 MADRID

ATT. D. Antonio Mas Sirvent

(General Direction of Market Supervision)
Fax no: 91/585.16.62

Number of pages: 1

COMMUNICATION OF RELEVANT EVENT

Madrid May 19th,2003.

In compliance with the provisions of Sec. 82 of the 24/1988 Act dated 28 July for the Stock Exchange, we hereby inform, for the purposes of its registration in the public records of the Spanish Stock Exchange Commission (Comisión Nacional del Mercado de Valores), the following relevant fact:

The Company Telepizza has bought the shares both minority Chilean associates had in the subsidiary Telepizza Chile, SA. The afore mentioned participation, which jointly represents 11.90%, has been acquired through both purchase and sales contracts, and for the total amount of 1,221,399 euros. With this acquisition, The Company Telepizza acquires total control over the society Telepizza Chile.

Yours Sincerely ,

By: D. Javier Gaspar Pardo de Andrade
Secretary of TELE PIZZA, S.A.

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187
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TELE PIZZA, S.A.

Date: 06/06/2003 **Outstanding fact number 42500**

- The Board of Directors of TELE PIZZA, S.A., at its meeting held on 28th May 2003, decided to summon a General Shareholders' Meeting, on 23th and 24th of June, at first and second hearing respectively.

TELE PIZZA, S.A.
GENERAL SHAREHOLDERS MEETING

The Board of Directors of TELE PIZZA, S.A., at its meeting held on 27th May 2002, decided to summon a General Shareholders' Meeting at the Teatro Auditorio Adolfo Marsillach, Avda.Baunatal, n°18 in San Sebastián de los Reyes (Madrid) on **24th June 2003, at 12:30 hours** at a second hearing, since it is not foreseen that the necessary quorum shall be present for a first hearing, to be held on 23 June 2003, at 12:30 h., at the same place, in order to discuss and adopt the necessary agreements regarding the following:

Agenda

First. - The examination and approval, if applicable, of the Annual Accounts (Balance Sheet, Profit and Loss Account and Note to the Financial Statements) and the Management Report, proposal for the Distribution of Earnings and Review of Operations for the financial year ending December 31, 2002, for both the Company and the Consolidated Group.

Second. - Ratification and re-election of Board Members.

Third. – The authorisation for the repurchase of own shares in accordance with Article 75 and other applicable provisions of the Spanish Limited Companies Act, thereby cancelling for the period of six months and four days not yet elapsed the third resolution adopted by the Ordinary General Shareholders' Meeting of June 28, 2003.

Fourth. – To authorise the Board of Directors to issue bonds convertible into and/or exchangeable for shares in the company not carrying pre-emptive rights, to approve the rules for their placement and to delegate their execution to the Board of Directors. To establish the terms and conditions of conversion and/or exchange, the rate of the issue being at least par, and the value of the new shares for the purposes of the conversion, or of the pre-existing shares for the purposes of the exchange, will be at least the average share price of the ten days prior to the date of opening of the share subscription period, and at most 200% of the same share price, and under no circumstances lower than the nominal value of the shares. To approve the resolution for the capital increase and to delegate to the Board of Directors the exact powers needed for its full execution, in accordance with and within the limits provided in Article 153.1 a) and all other applicable provisions of the Spanish Limited Companies Act, and for the execution of the present resolution up to its registration in the corresponding records. Validity of the issue, albeit incomplete, shall be in accordance with article 161 of the Spanish Limited Companies Act. To issue powers to the Board of Directors to modify article 5 of the Articles of Association in accordance with article 153.2 of the Spanish Limited Companies Act, to conform to the possible resulting new share capital figure.

Fifth.- Modification of the article n° 33 of the Articles of Association with the aim of make amends as planned on article n° 47 of the Ley de Medidas de Reformas del Sistema Financiero and the Recommendations of Aldama Code.

Sixth. - The delegation of powers to the Board of Directors to formalise, enrol, execute, rectify and interpret the resolutions approved by the Ordinary General Shareholders' Meeting.

Seventh. – Petitions and queries.

RIGHT OF INFORMATION.

The Shareholders are entitled to examine the following documents, at the company's registered address located in c/ Isla Graciosa nº 7, Parque Empresarial La Marina, San Sebastián de los Reyes, 28700 Madrid, and are entitled to request the presentation or free delivery of a copy of the same:

1.- Complete text of the Annual Accounts (Balance Sheets, Profit and Loss Account and Report) and Management Report applied to the 2002 financial year with respect to the Company and its Consolidated Group, as well as the corresponding reports from the Accounts Auditor (First Point of the Agenda).

2.- Administrators' Reports and Accounts Auditor Report, with respect to the authorisation and delegation made to the Board of Directors in order to issue convertible and/or exchangeable bonds (Fourth Point of the Agenda).

3.- Administrators' Report with regard to the proposal of modification of the Articles of Association, article number 33, relative to the adaptation of seid article to the Law on the Reform of the Financial System and the Recommendation of Aldama Code; seid report includes the complete text of the proposal of modification of this Article of Association(Fifth Point of the Agenda)

The Shareholders can get access to these documents through the web of Tele Pizza, S.A. which is "www.telepizza.es"

RIGHT OF ATTENDANCE AND REPRESENTATION.

Any Shareholders who, at least five days prior to the date pointed out for the first hearing of the Meeting, are recorded in the detailed files of any company belonging to the Servicio de Compensación y Liquidación de Valores (Equity Clearing and Liquidation Service), may exercise their right of attendance or delegate their vote. As a result, the Shareholders shall attend the General Meeting with the corresponding attendance card, issued by the entity at which they are registered, or may prove their shareholder status by any other means provided in the by-laws and in current law.

Any Shareholders not present at the General Meeting may be represented at the same by another person, even if not a shareholder, by complying with the requirements and formalities provided in the law. Any documents recording the corresponding representation or delegation for the Meeting shall contain instructions on how to vote, it being understood that if said instructions are not followed, the representative shall vote in favour of the proposed resolutions presented by the Board of Directors.

PRESENCE OF A NOTARY PUBLIC.

Pursuant to Article 114 of the Spanish Companies' Law and Article 101 *et seq* of the Mercantile Registry Regulations, the Board of Directors agreed to request a minutes of the Meeting to be raised before the Notary in Madrid, Mr. Emiliano Álvarez Buitrago and, if unable to attend, before another Notary from the same Association acting in his place.

HOLDING THE MEETING AT A SECOND HEARING.

Although the present announcement foresees two hearings, pursuant to the Revised Version of the Spanish Companies' Law, the Board of Directors hereby reminds the Shareholders, for the purposes of avoiding any unnecessary inconvenience, that since it is likely that the meeting shall not be held at a first summons due to the absence of the corresponding attendance quorum provided in the law and in the by-laws, the Meeting shall most likely be held **AT A SECOND HEARING, ON 24th JUNE 2003, AT 12:30 HOURS, AT THE PLACE MENTIONED *UT SUPRA*.**

NOTE

In order to provide the shareholders with a gift, the company hereby informs that the same may be collected, by presenting an attendance card, on 18th, 19th and 20th June 2003, between 10:00 and 14:00, and between 16:00 and 18:00 hours, at the company's registered address (Calle Isla Graciosa, nº. 7, Parque Empresarial La Marina, San Sebastián de los Reyes, 28700 –Madrid- bus C-52 and R-5, from Plaza Castilla-). Gifts shall be also delivered on the day and at the place the General Meeting is held, between 11:30 and 12:30 hours.

In Madrid on 4th June 2003.
The Secretary of the Board of Directors
Mr. Javier Gaspar Pardo de Andrade

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TELE PIZZA, S.A.

Date: 06/25/2003 **Outstanding fact number 42880**

The company submits information regarding the agreements approved at the General Shareholders Meeting.

TELE PIZZA, S.A.
Secretary of the Board of Directors

NOTICE OF A RELEVANT FACT

Madrid, 24th June 2003

In compliance with the stipulations of article 82 of Securities Market Act 24/1988 of 28th July, the following relevant fact is hereby communicated for its inclusion in the public records of the Comisión Nacional del Mercado de Valores ("Securities and Investments Board"):

Today, 24th June 2003, at the second calling, the General ordinary Meeting of Shareholders of TELE PIZZA, S.A. has been held. The meeting was validly constituted, those members of the company present or represented holding a total of 60,066,377 shares, corresponding to 26,86% of the share capital.

In compliance with the items on the Agenda proposed for the consideration and approval of the Ordinary General Meeting, the following decisions were adopted:

First.- Reading and approval, if appropriate, of the Annual Accounts (Balance Sheet, Profit and Loss Account, and Note to the Financial Statements), together with the Management report, proposal for the distribution of earnings and the Report on the Company Management, with reference to Financial Year ending 31st December 2002, of the Company and its Consolidated Group of Companies.

The motion was passed with the votes of 99.95% in favour.

Second.- Ratification and re-election of Directors.

The General Meeting has approved the appointment done by co-option of Mr.Alberto Manuel Horcajo Aguirre, said this appointment will be in effect to the 22 nd of due 2006.

The motion was passed with the vote of 99.98%.

Third.- Authorisation for the repurchase of its own shares in compliance with Article 75 and all other applicable provisions of the Spanish Limited Societies Acts, thus leaving without effect for the period of six months and four days not yet elapsed the third decision taken at the General Ordinary Meeting of Shareholders of 28nd June 2002.

The preceding motion was passed with the vote of 99.97%.

Fourth.- To authorise the Board of Directors to issue bonds convertible into and/or exchangeable for shares in the company not carrying pre-emptive rights of preferential subscription, to approve the rules for their distribution and to

delegate their execution to the Board of Directors; to establish the bases and types of conversion and/or exchange. Motion to increase share capital and to delegate to the Board of Directors the powers required to enable its complete execution, in compliance with and subject to the limitations provided in Article 153.1 a) and all other applicable provisions of the Spanish Limited Companies Act, as well as the powers required for the execution of the present agreement up to its registration in the corresponding records. Validity of the subscription, even if it be incomplete, in accordance with Article 161 of the Spanish Limited Companies Act. Granting of powers to the Board of Directors to modify Article 5 of the Articles of Association, in accordance with Article 153.2 of the Spanish Limited Companies Act, to conform with possible resulting new share capital figure.

The preceding motion was passed with the vote of 80.34% in favour.

Fifth .-Modification of the article nº 33 from Articles of Association with the aim of complying with the article nº 47 of the Law on the Reform of the Financial System and the Recommendations of Aldama Code.

The preceding motion was passed with the vote of 99.99%.

Sixth.- Delegation of powers in favour of the Board of Directors for the formalisation, inscription, execution, rectification and interpretation of the motions adopted by the Meeting.

The motion was passed with the vote of 99.99%.

We enclose a press release which will be distributed throughout the course of today.

Signed: Mr.Fernando Zapater Marqués
Chief Executive Officer of Tele Pizza, S.A.

TELEPIZZA PRESENTS ITS NEW CORPORATIVE IDENTITY AT THE GENERAL SHAREHOLDERS´ MEETING

The Telepizza Group has presented their new corporative identity at the General Shareholders´ Meeting held today.

This new corporative identity, that is going to be progressively implemented, it has already been applied to some stores and personnel uniforms in Spain, as the first phase of the project which is going to be spread to all the countries where the Company operates.

The TelePizza´s customers have contributed on the election of the new logo. This change implies an evolution of the Company's image after 15 years of activities.

This new corporative identity is part of the modernization process of the Company, which has affected to different areas of the Group and it's going to contribute to continue getting a better profitability of the operations.

Telepizza has since the end of the past year a new factory in Daganzo (Madrid), where the Company has centralised its productive operations. The new factory, that has started its activity last February, has a factory premises area of 14,000 m2. With this new factory the Company has achieved the modernization of its productive activities in Spain, aiming an improvement of Company efficiency.

Likewise, Telepizza has put into effect its new "Data warehouse" and the CRM Customer Relationship Management system. These developments, together with a modernization process of the software and hardware and the development of a program for management of multichannel sales are going to contribute to a continual adaptation of the business model, as a result of a permanent knowledge of the changes in the consumer's habits.

Telepizza has presented at the General Shareholders´ Meeting held today these projects and the shareholders have approved the management of the Board of Directors as well as 2002 results.

Telepizza Group has obtained in 2002 a consolidated profit of 5.41 million euros, in respect to the 5.13 million euros reported in 2001.

During the General Shareholder's Meeting the modernization process was emphasized .Which has been one of most important objectives in the strategy line of the Company and it is expected to contribute to the profitability of the operations.

Last year, Telepizza continued developing the franchise model, with the expansion in towns under 30,000 inhabitants and ending the exercise with 16 new franchised outlets.

For the last two consecutive years, Telepizza has given to the shareholders a specific report related to the activities of the Audit Committee and the Good Government practices of the Company. This report includes specific and individual information of the remuneration of Board members, the work developed by the Audit Committee, as well as a report on the information on the acceptance of the Recommendations of the Olivencia Code and the Aldama Committee.

Madrid, June 24th 2003

Checks made through the Databases
Of Official Registries


SEC MAIL
PROCESSING
RECEIVED
JUL 25 2003
WASH. D.C.
181
SECTION


SEC MAIL
PROCESSING
RECEIVED
JUL 24 2003

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 06/25/2003 **Outstanding fact number: 14596**

The company submits information regarding the presentation of the General Shareholder's Meeting.

TELE PIZZA, S.A.
Secretary of the Board of Directors

telepizza©

GENERAL SHAREHOLDER'S MEETING

Fiscal Year 2002

June, 2003

Index

Positioning

telepizza®

Consumers associate Telepizza with free time moments at home

Main differences Telepizza versus Fast Food

- ✓87% of sales are for consumption at home
- ✓Made-to-measure orders: consumer's choice
- ✓The product presents nutrients that are similar to those included in the Mediterranean diet
- ✓Average serving time: 12 - 15 minutes



- ✓Eating out
- ✓Sales of pre-prepared products based on consumption
- ✓Food that is not considered balanced in terms of nutritional values
- ✓Average serving time: 4 minutes





telepizza®





Mid week

Weekends, and holidays

Restaurants



Fun
Food
TV / PPV
Videos
Videogames/Internet

Positioning

telepizza®


SPAIN
538 Stores
INTERNATIONAL
320 Stores
858

Owned stores	377	43.9%
Franchised stores	481	56.1%
Nº of stores on Dec 2002	858	

Telepizza Coverage

telepizza®

ESPAÑA	
Households	10,939,728
Inhabitants	32,819,184
Phone numbers	5,978,818

INTERNATIONAL	
Households	7,886,008
Inhabitants	23,658,024
Phone numbers	2,560,289

TOTAL	
Households	18,825,736
Inhabitants	56,477,208
Phone numbers	8,539,107

Year 2002

2002 Year- Main Objectives

telepizza®

- Priority: Profitability and Cash Flow
- Modernization of the different areas of company
- Permanent knowledge of consumer's habits in order to adapt the business model
- Reinforce our leadership



Establishment of solid bases for future development

2002 Year- Objectives for Spain

telepizza®

- Owned stores
  - ✓ Global training plan orientated towards the customer
  - ✓ Profitability improvement



- Franchised stores
  - ✓ Increased percentage of franchised stores
  - ✓ Strengthening the support structure for the franchisee
  - ✓ Opening in towns under 30,000 inhabitants

telepizza®

2002 Year- Objectives for Spain



- Marketing
  - ✓ Product Innovation  Open options / More variety
  - ✓ Initial loyalty promotions  Data mart / Segmentation
  - ✓ Technological applications to Telepizza's marketing



91 659 00 99
telepizza
GRATIS

2002 Year- Objectives for Spain

telepizza®

- New brand and store image
- Global training plan
- Industrial Master Plan: New factory and logistics platform
- Information technology



Datawarehouse

Management of multi-channel sales

Year 2002- International Objectives

telepizza®

- Countries directly managed by the company
  - ✓ Strengthening of market leadership
  - ✓ Sales increase in Portugal, Poland and Chile
- Countries managed by third parties
  - ✓ Development of agreements in France, Mexico and Central America

Main Figures

telepizza®

Stores



1000
800
600
400
200
0
590
767
848
867
858
34.6%
27.8%
28.7%
51.3%
56.1%
1998
1999
2000
2001
2002
Franchised Stores
Owned stores

Main Figures

telepizza®

Chain Sales



450
350
250
150
50
323.28
375.34
409.37
393.96
390.20
1998
1999
2000
2001
2002
Total Chain Sales

Figures in millions of euros

Main Figures


telepizza®

Chain Sales


400
300
200
100
316.92
354.96
369.03
368.42
379.23
1998
1999
2000
2001
2002
Sales in countries directly managed by the Company (Spain, Portugal, Poland and Chile)

Figures in millions of euros

Main Figures

telepizza®

EBITDA


60.00
50.00
40.00
30.00
20.00
10.00
46.56
54.93
51.71
53.16
55.12
1998
1999
2000
2001
2002

Figures in millions of euros

Main Figures

telepizza®

Chain sales (mill. euros)	390.2
EBITDA (mill euros)	55.12
Nº stores	858

2002 Profit and Loss Account

telepizza®

	2002	%	2001	%	Δ %
TOTAL OPERATING INCOME	301.12	105.5%	342.86	104.5%	-12.2%
GROSS MARGIN	220.57	77.3%	250.74	76.4%	-12.0%
EBITDA	55.12	19.3%	53.16	16.2%	3.7%
EBIT	35.10	12.3%	32.73	10.0%	7.3%
Financial Result	-5.66	-2.0%	-4.68	-1.4%	21.0%
Extraordinary Result	-19.28	-6.8%	-18,.9	-5.7%	2.6%
CONSOLIDATED RESULT BEFORE INCOME TAX	8.41	2.9%	5.43	1.7%	54.9%
CONSOLIDATED RESULT	6.37	2.2%	5.06	1.5%	25.8%
PROFIT ALLOCATED TO THE PARENT COMPANY	5.41	1.9%	5.13	1.6%	5.5%

Figures in millions of euros

EBITDA Margin (over consolidated sales)

telepizza®


20.00%
15.00%
10.00%
5.00%
0.00%
15.4%
16.2%
19.3%
2000
2001
2002

2002 Profit and Loss account

telepizza®

Main Extraordinary Expenses

Write off assets	8.39
Owned shares	7.70
Non operating countries	1.03

Figures in millions of euros

Summary of 2002 Balance Sheet

telepizza®

Assets		Liabilities	
Total operating assets	245.52	Shareholder's equity	83.11
		Net Indebtedness	104.18
		Other liabilities	58.23
TOTAL	**245.52**	**TOTAL**	**245.52**

Figures in millions of euros

Stock Performance

telepizza®

Share Price at 12-31-2001:	1.74 euros
Share Price at 12-31-2002:	0.75 euros
Year High (2002):	1.78 euros
Year Average (2002):	1.22 euros
Year Low (2002):	0.74 euros

	2002	2001
Outstanding number of shares	223,597,400	223,597,400
Number of Shares Traded	185,736,075	371,696,778
Capital turnover:	0.83	1.66

2002 Activity


Spain

Spanish Sector Information

- **TelePizza is the leader in the home delivery food sector**

	2002*
Telepizza Group	50%
Second operator	18%
Others	32%

Source: DBK



*Not including take - away, which represents 35% of TelePizza sales

Spanish Sector Information


telepizza®

Market share in the ready-to-eat pizza segment

2002


23.6%
60.6%
15.8%

2001


24.1%
60.0%
15.9%

Telepizza Second operator Others

TelePizza continues to be the indisputable leader

Source: DBK

telepizza®

Spanish Sector Information

According to "Prometheus" study by Taylor Nelson Sofres:

✓ **TelePizza is a market leader in:**

Quality Guarantee
Trust
Family brand name
Brand name which best justifies its prices

✓ **98% brand awareness**



Operations: Stores

telepizza®

- **Improvement of store profitability**

- **Global Training plan** 

Customer orientated

Excellence in service and quality

Commercial orientated

Management development


TELEPIZZA


el valor del cliente
telepizza

Operations: Stores

Franchised



Strengthening of the franchisees support department → Close and fluid relationship with franchisees

Use of in-house consultant and follow-up tools → Homogeneity between owned stores and franchised stores

Improvements in order to increase customers' satisfaction

✓55% of stores in Spain are franchised

✓16 franchised mini stores opened in 2002

✓Implementation of the new management and information system in franchised stores (SAGA)

Marketing

telepizza®

Innovation

- Two new types of dough: freedom of choice
- Two new side-orders: more variety

March	May	September	November
New doble base dough	New minis	New Calzzone dough	New wraps

Marketing

telepizza®

- **Technological applications: CRM tools**
  - ✓ Data Mart development
  - ✓ Data base optimization
  - ✓ Apply to the design of marketing strategies in 2003
- **New magazine: Direct communication with client**
  - ✓ Test in Sept-Nov. In December it was launched in owned stores
  - ✓ Delivered with our products
  - ✓ Includes information on promotions and leisure at home (TV programs, video/DVD, videogames, internet...)
  - ✓ Monthly distribution


qué plan!
Ponte en forma
sin salir de casa

telepizza®

New image test

Re-designing of the logo

- ✓ It reflects evolution
- ✓ Modern and young
- ✓ Simple and direct
- ✓ Chosen by consumers


TELEPIZZA®
telepizza®

telepizza®

New image test

New store image





telepizza®

New image test

New store image


telepizza
...New


TELEPIZZA
...Old

telepizza®

New image test

Uniform re-design


telepizza



telepizza®

lew image test

Uniform re-design




telepizza
telepizza
Virginia Sánchez
telepizza

telepizza®

New image test

Uniform re-design


TELEPIZZA


telepizza
telepizza
telepizza
telepizza
telepizza
telepizza
telepizza
telepizza

telepizza®

ernisation of Information systems



- New Data Warehouse & CRM
- Modernization of software and hardware (stores and head office)
- Development of multichannel sales programme

Industrial Master Plan

telepizza®

- Start of production activities: February 2003
- New logistics platform
- Objectives:
  - ✓ Modernization of production process
  - ✓ Improvement in efficiency
  - ✓ Centralization of production


telepizza


INTERNATIONAL

International

Countries managed directly:

- **Portugal, Poland and Chile**
  - ✓ Telepizza continues as leader in the pizza home delivery sector
  - ✓ Marketing adapted to each country's needs/ characteristics
  - ✓ Implementation of successful activities in Spain
  - ✓ Selective expansion mainly through franchises


4 massas diferentes
para saborear o nosso segredo
Clássica
Massa Calzone
2 Telepizzas
TELEPIZZA
21 272 0973


Nueva Pizza Completo
TELEPIZZA


Podwójna pokusa
TELEPIZZA

International

Cpuntries managed by third parties :

- **France**
  - ✓ Signing on 2001 an agreement with local operator
  - ✓ Launching of this new management model in 2002
- **Mexico**
  - ✓ Signing of co-investment agreement and set up of joint venture with Pollo Campero Group
  - ✓ Pilot test developed during 2002 to define the concepts Telepizza and Pollo Campero in Mexico
- **Centroamerica**
  - ✓ Launching of the pilot test with Pollo Campero Group for the development of Telepizza
  - ✓ 2 Telepizza free standing
  - ✓ 3 Telepizza "food court" Telepizza
  - ✓ 16 "corners" in Pollo Campero stores



Year 2003

Year 2003 – General Objetives

telepizza®

- Maximization of cash flow and profitability
- Finalize the company modernization process
- Focus on the core business: Spain and Portugal
- Selective international growth

Year 2003 –Objectives Spain

telepizza®

- Implementation of new store image
- Optimization of dough factory
- Optimization of logistic platform
- Development of strategic alliances


BLOCKBUSTER
telepizza
telepizza